FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                November 4, 2002


                            Transcom WorldWide S.A.

                (Translation of registrant's name into English)

                               75 Route de Longwy
                                L-8080 Bertrange
                           Grand-Duchy of Luxembourg

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  X            Form 40-F
                              ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes                      No  X
                           ---                     ---

                            Transcom WorldWide S.A.

                               INDEX TO EXHIBITS

Item

1.       Press release dated November 4, 2002

                                   SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Transcom WorldWide S.A.




Date: November 18, 2002                              By:  /s/ Stephen Downing
                                                        ----------------------
                                                     Name:  Stephen Downing
                                                     Title: Financial Director

                                                                         Item 1

[TRANSCOM LOGO]  TRANSCOM

The Right ANSwer for COMmunication

FOR IMMEDIATE RELEASE                                          4 November 2002




Transcom WorldWide S.A., the European CRM specialist, wishes to clarify the announcement that it issued on Friday 1 November 2002. Transcom has issued 962,050 Transcom class 'A' shares to Industriforvaltnings AB Kinnevik at
(euro)1.1 per share. The share issue ensures that the current exercise of options under the Transcom share option scheme will not result in the number of Transcom class 'B' shares exceeding the number of Transcom class 'A' shares. Luxembourg company law requires that the number of issued and outstanding 'A' shares exceeds the number of issued and outstanding 'B' shares. The price of
(euro)1.1 per share was calculated on the basis of the average trading price of the Transcom share on the 5 days up to 19 August 2002.


For further information please contact:
Keith Russell, President and CEO                              +352 27 755 000
Matthew Hooper, Investor & Press enquiries                    +44 20 7321 5010


Transcom WorldWide is a rapidly expanding Customer Relationship Management
(CRM) solution provider, with 31 call center operations employing more than 7,600 people in 16 countries - Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia and Lithuania.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A.'A' and 'B' shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsborsen O-List under the symbols TWWA and TWWB.


                              TRANSCOM WORLDWIDE S.A.
                              75, route de Longwy
                          L-8080 Bertrange, Luxembourg
                           www.transcom-worldwide.com